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                                                                    Exhibit 7(t)

                         AMENDMENT TO CUSTODIAN CONTRACT

      This Amendment to the Custodian Contract is made as of January 21, 2005, by and between Janus Adviser Series, on behalf of each of its Portfolios (the "Fund"), and State Street Bank and Trust Company (the "Custodian"). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custodian Contract referred to below.

      WHEREAS, the Fund and the Custodian entered into a Custodian Contract dated June 29, 2000, as amended (the "Contract"); and

      WHEREAS, the Fund and the Custodian desire to amend the Contract to reflect the addition of a provision entitled Confidential Information regarding the Fund's confidential information, including portfolio holdings.

      In consideration of the foregoing and the mutual covenants and agreements contained herein, the Custodian and the Fund hereby agree amend the Contract, by adding Article 2.16 to the Contract, as set forth below:

2.16. Confidential Information

The Custodian agrees that during the term of the Contract, it will maintain policies reasonably designed to prohibit the dissemination or use of the Fund's nonpublic information, including portfolio holdings information, by the Custodian or its employees, including restrictions on the dissemination of nonpublic information within the Custodian's business on a need-to-know basis and a prohibition on the Custodian's employees engaging in securities transactions based on insider information or knowledge of the Fund's trading position or plans.

Dissemination of nonpublic information may occur only: (i) for purposes contemplated by the Contract; (ii) at the direction of the Fund pursuant to proper instructions; (iii) aggregated, without reference to such Fund, in whole or in part, with other client information for the Custodian's own marketing, reporting or other purposes; or (iv) as requested or required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or required by operation of law or regulation. Any disclosure by the Custodian pursuant to (iv), above, shall be proceeded by reasonable notice to the Fund.

Further, Custodian shall use reasonable efforts to require that all foreign sub-custodians under Article 3 of the Contract shall agree to use reasonable efforts to maintain the confidentiality of Fund nonpublic information, subject to the exceptions noted in subsections (i) through (iv) above. Notwithstanding the foregoing, the Custodian shall not be liable for any foreign sub-custodian's breach of such an agreement.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

Witnessed by:                     STATE STREET BANK AND TRUST COMPANY

/s/Jean S. Carr                   By: /s/Joseph L. Hooley
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                                      Joseph L. Hooley, Executive Vice President

Witnessed by:                     JANUS ADVISER SERIES

/s/Courtney Ford                  By: /s/Heidi J. Walter
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